UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

AMENDMENT NO.1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                   Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed in the Company’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 6, 2026, on May 6, 2026, Mansions Catering and Hotel LTD (the “Purchaser”), a United Kingdom company and wholly-owned subsidiary of MDJM LTD (the “Company”), Leyong Lin (林楽勇) (the “Seller”), and Mirai Co., Ltd. (株式会社みらい), a corporation incorporated under the laws of Japan (“Mirai”), entered into a Share Purchase Agreement (the “Purchase Agreement”), pursuant to which the Purchaser agreed to purchase from the Seller 45 issued shares of common stock of Mirai, representing 75% of the issued and outstanding shares of common stock of Mirai, upon the terms and subject to the conditions set forth therein (the “Acquisition”).

As previously disclosed in the Company’s report on Form 6-K furnished to the U.S. Securities and Exchange Commission on June 11, 2026 (the “Initial Report”), on June 11, 2026, the Purchaser, the Seller, Mirai and the Company entered into Amendment No. 1 to Share Purchase Agreement (the “Amendment”). Pursuant to the Amendment, the third installment of the purchase price under the Purchase Agreement will be satisfied by the issuance by the Company to the Seller or his nominee of 730,000 newly issued Class A ordinary shares of the Company at a deemed issuance price of US$0.575 per share, representing an aggregate deemed value of US$419,750, subject to the terms and conditions set forth in the Purchase Agreement, as amended by the Amendment.

This report on Form 6-K/A amends the Initial Report to (i) include the historical financial statements of Mirai and the unaudited pro forma condensed combined financial information of the Company giving effect to the Acquisition, and (ii) disclose the unregistered issuance of 730,000 Class A ordinary shares of the Company as the third installment of the purchase price under the Purchase Agreement, as amended by the Amendment.

The unaudited pro forma condensed combined financial information included in this report has been presented for informational purposes only to illustrate the estimated effects of the Acquisition and is not necessarily indicative of the results of operations or financial condition that would have been achieved had the Acquisition been completed as of the dates indicated, nor is it indicative of the Company’s future results of operations or financial condition.

Except as described above, all other information in the Initial Report remains unchanged.

Unregistered Sales of Equity Securities.

The 730,000 Class A ordinary shares of the Company issuable to the Seller or his nominee as the third installment of the purchase price under the Purchase Agreement, as amended by the Amendment, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or applicable state securities laws. The Company expects to issue such shares in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation S promulgated under the Securities Act, based in part upon the representations and warranties of the Seller and/or his nominee, including, as applicable, that the recipient is not a “U.S. person” and is acquiring the shares in an offshore transaction in compliance with Regulation S. The shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired.

The historical audited financial statements of Mirai as of and for the years ended September 30, 2025 and 2024 are attached hereto as Exhibit 99.1 and incorporated herein by reference.

(b) Pro Forma Financial Information.

The unaudited pro forma condensed combined financial information of the Company as of and for the year ended December 31, 2025, giving effect to the Acquisition, is attached hereto as Exhibit 99.2 and incorporated herein by reference.

(d) Exhibits.

Exhibit Number	Description
23.1	Consent of Tang Qian & Associates, PLLC
99.1	Audited Financial Statements of Mirai Co., Ltd. as of and for the years ended September 30, 2025 and 2024
99.2	Unaudited Pro Forma Condensed Combined Financial Information of MDJM LTD as of and for the year ended December 31, 2025

Incorporation by Reference

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File Number 333-294010), as amended, and (ii) the registration statement on Form S-8 of the Company (File Number 333-278269), as amended, and into the prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: June 26, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors